August 11, 2005
VIA EDGAR & HAND DELIVERY
Jeffrey B. Werbitt, Esq.
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	D&K Healthcare Resources, Inc. Schedule TO-T filed by Spirit Acquisition and McKesson Corporation Filed on July 22, 2005 File No. 005-43656
Dear Mr. Werbitt:
     On behalf of McKesson Corporation, a Delaware corporation ( “Parent”), and Spirit Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), we have electronically transmitted under separate cover Amendment No. 1 to the Tender Offer Statement on Schedule TO-T (File No. 005-43656), filed with the Securities and Exchange Commission (the “Commission”) on July 22, 2005 (the “Schedule TO “). The changes reflected in Amendment No. 1 to the Schedule TO include those made in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter, dated August 8, 2005.
     Set forth below are Parent and Purchaser’s responses to the comments raised in your letter. To facilitate the Staff’s review, we have provided Parent and Purchaser’s responses in ordinary type beneath the corresponding Staff comment, which appear in bold type.
Terms of the Offer: Expiration Date, page 4
1.	We note that if the purchaser delays its purchase of or payment for shares, then the depository may retain tendered shares and the shares may not be withdrawn. Please note that purchase and payment may only be delayed in certain particular circumstances. You may only delay payment in anticipation of required governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy all offer conditions. In this regard, your conditions must be satisfied or waived as of the expiration of the offer. Please revise your disclosure here and throughout your offer. For example,

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
August 11, 2005

you include similar disclosure on pages 9, 10 and in your “Certain Conditions of the Offer” section on page 33.

Response:

Purchaser has revised the disclosure in the sections entitled “Terms of the Offer; Expiration Date” and “Certain Conditions of the Offer” in response to the Staff’s comment.

2.	We note that you disclose the circumstances in which you are required to extend the offer and that you will disseminate additional Offer materials to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-l under the Exchange Act. Please revise to also disclose the reporting and dissemination requirements that accompany your requirement to extend the offer in Rule 14d-4(d).

Response:

Purchaser has revised the disclosure in the section entitled “Terms of the Offer; Expiration Date” in response to the Staff’s comment.
Certain United States Federal Income Tax Consequences, page 11
3.	Please revise to disclose here and throughout your document that you have described the material, as opposed to “certain,” tax consequences of the offer. Further, please eliminate the statements appearing in the first and second paragraphs that the discussion is included “for general information” only. We believe this statement may suggest that your security holders may not rely on the description of material tax consequences included in the offering document.

Response:

Purchaser has revised the name of and the disclosures in the Section previously entitled “Certain United States Federal Tax Consequences” in response to the Staff’s comment. Purchaser has made corresponding revisions to all cross references to this Section.

4.	Either delete or provide an analysis supporting your reference to Treasury Department Circular 230. In your analysis, please address why you believe your disclosure constitutes a “covered opinion.” First, the disclosure is being made by the filing persons, none of whom, presumably, fall within the definition of “tax advisor” for purposes of the Circular. Second, it appears that 31 CFR Part 10, § 10.35(b)(2)(n)(B)(3) specifically carves out written advice included in document required to be filed with the Securities and Exchange Commission.

Response:

Purchaser has deleted the reference to Treasury Department Circular 230 in response to the Staff’s comment. Purchaser has deleted a corresponding reference in Instruction 9 of the Letter of Transmittal.

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
August 11, 2005

Certain Information Concerning D&K — Certain Projections, page 14
5.	You disclose projections for 2006 that D&K provided to Parent and Purchaser during the negotiations leading up to this Offer. Please confirm in your response letter that these were the only non-public financial forecasts or projections exchanged. If they were not, include all of such projected information in the offer materials, or provide your supplemental analysis as to why disclosure of additional exchanged projections is not required.

Response:

Purchaser has revised the disclosure in the section entitled “Certain Information Concerning D&K — Certain Projections” to include additional projections with respect to gross profit, interest expense, other income, income before income taxes, income tax expense, income from operations and EBITDA received from D&K Healthcare Resources, Inc. (“D&K”). Parent and Purchaser confirm that the projections disclosed in the Amendment were the only nonpublic financial forecasts or projections exchanged other than forecasts with respect to these same line items provided by D&K and its financial advisor to Parent earlier which D&K advised Parent were superseded by the projections disclosed in the Amendment.

6.	Please expand the disclosure in this section to describe all material assumptions underlying the projections disclosed (and any others you include as a result of the last comment above).

Response:

Purchaser has revised the disclosure in the section entitled “Certain Information Concerning D&K — Certain Projections” to include one additional assumption in response to the Staff’s comment.

7.	We note that the projections included in this section have not been prepared in accordance with GAAP. As a result, advise us what consideration you have given to whether the projections for 2006 fiscal year you have disclosed require additional disclosure pursuant to Rule 100(a) of Regulation G. To the extent that you disclose additional projections in response to our comments above, provide the same analysis as to those figures. We may have additional comments after we review your response.

Response:

Purchaser has revised the disclosure in the section entitled “Certain Information Concerning D&K — Certain Projections” to provide a reconciliation (provided to Parent and Purchaser by D&K) of the differences between the non-GAAP financial measure disclosed with the most comparable financial measure calculated in accordance with GAAP had the projections been historical numbers. Moreover, Parent and Purchaser respectfully advise the Staff that they do not believe that Regulation G applies to the

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
August 11, 2005

projections for D&K on the basis that those projections were not prepared by Parent or Purchaser as the registrants subject to Rule 100(a) of Regulation G; instead the projections were prepared by D&K.

8.	We refer you to your disclosure that neither Parent nor Purchaser undertake any obligation to update or otherwise revise the projections. Please be advised that you have an obligation to update if there is a material change to the information contained in your offer document pursuant to Rule 14d-4(d)(l) and 14d-9(c). While we understand that the projections were prepared by D&K, to the extent that Purchaser or Parent becomes aware that the projections or the material assumptions underlying them have materially changed, we believe you may have an obligation to revise the offer materials to inform D&K shareholders of this fact. Please revise accordingly.

Response:

Purchaser has revised the disclosure in the section entitled “Certain Information Concerning D&K — Certain Projections” in response to the Staff’s comment.
Certain Information Concerning Purchaser and Parent, page 15
9.	We note that McKesson Health Systems and Pharmaceutical Buyers entered into a prime vendor supply agreement dated July 1, 2002. Please revise to provide a materially complete description of the relationship, including the material monetary terms of the agreement. See Item 1005(a) of Regulation M-A.

Response:

Purchaser revised the disclosure in the Section entitled “Certain Information Concerning D&K – Transactions with D&K” in response to the Staff’s comment.
Background of the Offer, page 17
10.	The disclosure in this section indicates that Parent initially submitted an indication of interest to D&K regarding an offer at a per share price of $16.00. In the first full paragraph on page 18, you disclose that following Parent’s due diligence review, Parent informed D&K’s representatives (on May 31, 2005) that it was not willing to acquire D&K at $16.00 per share. Although negotiations between the parties ultimately resulted in a higher per share price than Parent proposed in May 2005, the offer price remains below the originally contemplated $16.00 per share. Please explain what factor(s) led Parent to reduce the price per share it was willing to pay in this transaction.

Response:

Purchaser has revised the disclosure in the section entitled “Background of the Offer” in response to the Staff’s comment.

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
August 11, 2005

The Merger Agreement, Stockholder Agreement and Other Relevant Agreements, page 20
11.	We note your statement that the assertions in the representations and warranties were made solely for purposes of the contract between McKesson and D&K. Investors are entitled to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the language indicating that the representations and warranties were made “solely” for purposes of the contract between McKesson and D&K, as it suggests that security holders may not rely upon the representations and warranties in the Merger Agreement.

Response:

Purchaser has revised the disclosure in the section entitled “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” in response to the Staff’s comment.

12.	You disclose on page 23 that the representations and warranties “may be subject to important qualifications and limitations” and that “certain representations and warranties may not be accurate or complete as of any specified date.” Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in your filings not misleading. Please revise your disclosure accordingly.

Response:

Purchaser has revised the disclosure in the section entitled “The Merger Agreement, Stockholder Agreement and Other Relevant Agreements” in response to the Staff’s comment. Parent and Purchaser confirm that the disclosure schedules reveal no material non-public information in the form of a qualification of any representation or warranty.
Conditions to the Offer, page 32
13.	You disclose that the conditions may be waived by parent and purchaser in whole or in part and “at any time and from time to time in their reasonable discretion.” We remind you that conditions must be satisfied or waived as of the expiration date of the offer. Please confirm your understanding in your response letter.

Response:

Parent and Purchaser hereby confirm their understanding that conditions must be satisfied or waived as of the expiration date of the offer.
Letter of Transmittal

Jeffrey B. Werbitt, Esq.
Securities and Exchange Commission
August 11, 2005

14.	We note your request that the security holder acknowledge that they “understand” certain terms the offer. It is not appropriate to require security holders to attest to the fact that they “understand” the terms of the offer as such language may effectively operate as a waiver of liability. Please delete this and other similar language throughout these materials. To the extent that you have already circulated the letter of transmittal to security holders, please confirm that you will not utilize the referenced language set forth in this form as a waiver of liability against security holders.

Response:

Parent and Purchaser respectfully advise the Staff that the Letter of Transmittal requires the holder to acknowledge that the holder understands that the valid tender of shares pursuant to the Offer will constitute a binding agreement between the holder and Purchaser on the terms and subject to the conditions of the Offer. The creation of a binding agreement is the consequence of the action the holder is being asked to take in the Offer. Accordingly, Purchaser requires acknowledgement that such holder understands the consequences of such holder’s action.
     To discuss this letter, or if you have any questions or require any further information with respect to Amendment No. 1 to the Schedule TO or any other matters relating to this filing, please call the undersigned at (415) 984-6400.
Very truly yours,
Celeste E. Greene

cc:	Ivan D. Meyerson, Esq. Executive Vice President, General Counsel and Secretary McKesson Corporation